SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. 2)

                       Cullen/Frost Bankers, Inc.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                                229899109
                             (CUSIP Number)

Check the following box if a fee is being paid with the
statement [   ]. (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7.).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                           Page 1 of 12 Pages
  CUSIP No. 229899109
  ____________________________________________________________

  1)  Names of Reporting Persons S.S. Trustees of General
        S.S. or I.R.S. Indentification          Electric Pension
        Nos. of Above Persons              Trust
                                           (I.R.S. #14-6015763)
  ____________________________________________________________

  2)  Check the appropriate box if a   (a)     [ ]
      Member of a Group                (b)     [X]
  ____________________________________________________________

  3)  SEC use only
  ____________________________________________________________

  4)  Citizenship or Place of Organization    New York State
  ____________________________________________________________

                      (5) Sole Voting Power        549,633
  Number of Shares
  Beneficially Owned by(6) Shared Voting Power      none
  Each Reporting
  Person With         (7) Sole Dispositive Power   549,633

                      (8) Shared Dispositive Power  none
  ____________________________________________________________

  9) Aggregate Amount Beneficially       549,633
     Owned by Each Reporting Person
  ____________________________________________________________

  10) Check if the Aggregate Amount in Row (9)    [ X ]
      excludes certain Shares
  ____________________________________________________________

  11) Percent of Class represented by Amount
      in Row (9)                     4.9% or, if each
                                    Reporting Person is
                               deemed to be a group, 5.1%
  ____________________________________________________________

  12) Type of Reporting Person             EP
  ____________________________________________________________



                           Page 2 of 12 Pages




  CUSIP No. 229899109
  ____________________________________________________________

  1) Names of Reporting Persons S.S.   General Electric
     S.S. or I.R.S. Indentification    Investment Corporation,
     Nos. of Above Persons             as Investment Adviser
                                       to certain entities and
                                       accounts
                                       (I.R.S. #22-2152310)

  ____________________________________________________________


  2) Check the appropriate box if a    (a)     [ ]
     Member of a Group                 (b)     [X]
  ____________________________________________________________

  3) SEC use only
  ____________________________________________________________

  4) Citizenship or Place of Organization         Delaware
  ____________________________________________________________

                      (5) Sole Voting Power        10,541
  Number of Shares
  Beneficially Owned by(6) Shared Voting Power      none
  Each Reporting
  Person With         (7) Sole Dispositive Power   10,541

                      (8) Shared Dispositive Power  none
  ____________________________________________________________

  9) Aggregate Amount Beneficially       10,541
     Owned by Each Reporting Person
  ____________________________________________________________

  10) Check if the Aggregate Amount in Row (9) [ X ]
      excludes certain Shares
  ____________________________________________________________

  11) Percent of Class represented by Amount
      in Row (9)                      .1% or, if each
                                    Reporting Person is
                               deemed to be a group, 5.1%
  ____________________________________________________________

  12) Type of Reporting Person             IA
  ____________________________________________________________

                           Page 3 of 12 Pages



  CUSIP No. 229899109
  ____________________________________________________________

  1) Names of Reporting Persons        GE Investment Management
     S.S. or I.R.S. Indentification    Incorporated, as
     Nos. of Above Persons             Investment Adviser
                                                 to certain entities and
                                                 accounts
                                       (I.R.S. #06-1238874)
  ____________________________________________________________

  2) Check the appropriate box if a       (a)  [ ]
     Member of a Group                    (b)  [X]
  ____________________________________________________________

  3) SEC use only
  ____________________________________________________________

  4) Citizenship or Place of Organization        Delaware
  ____________________________________________________________
                      (5) Sole Voting Power        3,767
  Number of Shares
  Beneficially Owned by(6) Shared Voting Power      none
  Each Reporting
  Person With         (7) Sole Dispositive Power    3,767

                      (8) Shared Dispositive Power  none

  ____________________________________________________________

  9) Aggregate Amount Beneficially        3,767
     Owned by Each Reporting Person
  ____________________________________________________________

  10) Check if the Aggregate Amount in Row (9) [ X ]
      excludes certain Shares
  ____________________________________________________________

  11) Percent of Class represented by Amount
      in Row (9)                      .1% or, if each
                                    Reporting Person is
                               deemed to be a group, 5.1%
  ____________________________________________________________

  12) Type of Reporting Person             IA
  ____________________________________________________________


                           Page 4 of 12 Pages




       INTRODUCTORY NOTE: Trustees of General Electric Pension Trust ("GEPT"), an employee pension fund subject to the Employee Retirement Income Security Act of 1974, owns beneficially 549,633 shares of the Common Stock (the "Common Stock") of Cullen/Frost Bankers, Inc. General Electric Investment Corporation ("GEIC") is an Investment Adviser (registered under the Investment Advisers Act of 1940) to GEPT. GEIC, as an Investment Adviser to certain entities and accounts other than GEPT, may be deemed the beneficial owner of 10,541 shares of Common Stock owned by such entities or accounts. GE Investment Management Incorporated ("GEIM"), as an Investment Adviser (registered under the Investment Advisers Act of 1940) to certain entities and accounts, may be deemed the beneficial owner of 3,767 shares of Common Stock owned by such entities or accounts. GEPT, GEIC and GEIM each expressly disclaim beneficial ownership of shares of Common Stock owned by filing persons other than itself. GEPT, GEIC and GEIM expressly disclaim that they are members of a "group".

  Item 1(a) Name of Issuer:
            Cullen/Frost Bankers, Inc.

  Item l(b) Address of Issuer's Principal Executive Offices:
            100 West Houston Street
            P.O. Box 1600
            Antonio, TX 78205

  Item 2(a) Name of Person Filing:
            Trustees of General Electric Pension Trust
            General Electric Investment Corporation, as
            Investment Adviser to certain entities
            and accounts
            GE Investment Management Incorporated, as Investment
            Adviser to certain entities
            and accounts
            (See Schedule I and II)

  Item 2(b) Address of Principal Business Office or, if none,
            Residence:
            The address of the principal office of each of Trustees of General Electric Pension Trust, General Electric Investment Corporation and GE Investment Management Incorporated is 3003 Summer Street, Stamford, Connecticut 06904

  Item 2(c) Citizenship:  Trustees of General Electric Pension
            Trust - New York; General Electric
            Investment Corporation - Delaware; GE Investment
            Management Incorporated - Delaware

  Item 2(d)   Title of Class of Securities:  Common Stock

  Page 5 of 12 Pages

  Item 2(e) CUSIP Number:  229899109

  Item 3. If this statement is filed pursuant to Rules 13d-l(b) or 13d-2(b), check whether the person filing is a:

  (a)[ ] Broker or Dealer registered under Section 15 of the
         Act

  (b)[ ] Bank as defined in section 3(a)(6) of the Act
  (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act

  (d)[ ] Investment Company registered under section 8 of the Investment Company Act

  (e)[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

  (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
         Retirement Income Security Act of 1974 or Endowment
         Fund; see Section 240.13d-l(b)(l)(ii)(F)

  (g)[ ] Parent Holding Company, in accordance with
         Section 240.13d-l(b)(ii)(G)

  (h)[X] Group, in accordance with Section 240.13d-1(b)
         (l)(ii)(H)

  Item 4. Ownership.
              (See cover pages and introductory note)

  Item 5. Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

  Item 6. Ownership of More than Five Percent on Behalf of
          Another Person.
          Not Applicable.

  Item 7. Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.
          Not Applicable.

  Page 6 of 12 Pages

  Item 8. Identification and Classification of Members of the
          Group.
          Not applicable.

  Item 9.  Notice of Dissolution of Group.
           Not applicable.

  Item 10.  Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
































    Page 7 of 12 Pages



                                  SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       TRUSTEES OF GENERAL ELECTRIC
                                       PENSION TRUST


                                       By: ______________________
                                            Alan M. Lewis, Trustee


  Dated: March 21, 1995






























                     Page 8 of 12 Pages
                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                GENERAL ELECTRIC INVESTMENT
                                CORPORATION, as Investment
                                Adviser to certain entities
                                and accounts


                                By: _______________________
                                    Alan M. Lewis
                                    Executive Vice President



  Dated: March 21, 1995





























    Page 9 of 12 Pages





                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           GE INVESTMENT MANAGEMENT
                           INCORPORATED, as Investment Adviser
                           to certain entities and accounts


                           By: _______________________
                               Alan M. Lewis
                               Executive Vice President



  Dated: March 21, 1995




























  Page 10 of 12 Pages





                                    SCHEDULE I

                                    TRUSTEES OF
                           GENERAL ELECTRIC PENSION TRUST

                          3003 Summer Street, P.O. Box 7900
                            Stamford, Connecticut 06904

  The names of the Trustees of General Electric Pension
  Trust are as follows:

  DALE F. FREY

  EUGENE K. BOLTON

  MICHAEL J. COSGROVE

  RALPH R. LAYMAN

  ALAN M. LEWIS

  JOHN H. MYERS

  DONALD W. TOREY





















    Page 11 of 12 Pages






  SCHEDULE II

  JOINT FILING AGREEMENT

         This will confirm the agreement by and among all the undersigned that the Schedule 13G on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Cullen/Frost Bankers, Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

  Dated: March 21, 1995    TRUSTEES OF GENERAL ELECTRIC
                                       PENSION TRUST


                            By:  _______________________
                                 Alan M. Lewis
                                 Trustee


                             GENERAL ELECTRIC INVESTMENT
                             CORPORATION, as Investment
                             Adviser to certain entities and
                             accounts


                             By:  _______________________
                                  Alan M. Lewis
                                  Executive Vice President


                             GE INVESTMENT MANAGEMENT
                             INCORPORATED, as Investment
                              Adviser to certain entities and
                              accounts


                              By:  _______________________
                                   Alan M. Lewis
                                   Executive Vice President






  Page 12 of 12 Pages